Exhibit 99.1

Hyperion Therapeutics, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six months ended June 30, 2013

On May 31, 2013, Hyperion Therapeutics, Inc. (“Hyperion”) completed its acquisition of BUPHENYL® (sodium phenylbutyrate) Tablets and Powder, an FDA-approved therapy for treatment of the most prevalent urea cycle disorders (“UCD”), from Ucyclyd Pharma, Inc. (“Ucyclyd”), a wholly owned subsidiary of Medics Pharmaceutical Corporation (“Medicis”), and as of December 11, 2012 a subsidiary of Valeant Pharmaceuticals International, Inc. (the “Acquisition”). Hyperion received a net payment of $11.0 million from Ucyclyd at closing, which represents the $19.0 million payment due to Ucyclyd as a result of Hyperion’s exercise of the option to purchase BUPHENYL and a $32.0 million retention amount due to Hyperion as a result of Ucyclyd ’s exercise of its option to retain AMMONUL® (sodium phenylacetate and sodium benzoate) Injection 10%/10%, a hospital-based product used for the treatment of acute hyperammonemia in UCD patients, less costs of approximately $2.0 million in inventory due to Ucyclyd.

The following unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2013, gives effect to Hyperion’s Acquisition and as if the Acquisition had occurred on January 1, 2012, and include all adjustments that give effect to events that are directly attributable to the Acquisition, are expected to have a continuing impact, and are factually supportable.

For the purposes of the pro forma information, Hyperion’s consolidated statement of operations for the six months ended June 30, 2013 has been combined with BUPHENYL Product Line’s results of operations for the period from January 1, 2013 to May 31, 2013 (acquisition date). Hyperion’s financial information was derived from its unaudited financial statements for the six months ended June 30, 2013, contained in Hyperion’s Form 10-Q for the quarter ended June 30, 2013. BUPHENYL Product Line’s financial information for the period January 1, 2013 through acquisition date has been derived from its unaudited internal financial statements.

The unaudited pro forma condensed combined statement of operations has been prepared to assist in the analysis of the financial effects of the acquisition of BUPHENYL and has been presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited pro forma condensed combined statement of operations is presented for informational purposes only and is not intended to represent or to be indicative of the results of operations that Hyperion would have reported had the Acquisition been completed as of the date set forth in the unaudited pro forma condensed combined statement of operations.

Hyperion Therapeutics, Inc.

Unaudited Pro Forma Condensed Combined Statements of Operations

For the six months ended June 30, 2013

(In thousands, except share and per share amounts)

	Hyperion	BUPHENYL Product Line*	Proforma Adjustments		Hyperion Pro Forma
Revenues	$8,088	$10,696	$—		$18,784

Costs and expenses:
Cost of sales	943	3,722	—		4,665
Research and development	4,401	—	—		4,401
Selling, general and administrative	17,164	835	(360	) A	17,639
Amortization of intangible asset	329	1,114	831	B	2,274
Total costs and expenses	22,837	5,671	471		28,979
Income (Loss) from operations	(14,749)	5,025	(471)		(10,195)

Interest income	12	—	—		12
Interest expense	(795)	—	—		(795)
Gain from settlement of retention option	31,079	—	(31,079	) C	—
Other income (expense), net	500	—	—		500
Net income (loss)	$16,047	$5,025	$(31,550)		$(10,478)

Net income (loss) per share:
Basic	$0.86				$(0.56)
Diluted	$0.80				$— **

Weighted average number of shares outstanding:
Basic	18,716,332				18,716,332
Diluted	19,978,089				— **

*Statement of Operations for the period from January 1, 2013 through May 31, 2013, the acquisition date.

**Diluted net income per share was not calculated due to pro forma net loss

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, which are an integral part of these financial statements.

Hyperion Therapeutics, Inc.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

For the six months ended June 30, 2013

1.	Basis of Presentation

The unaudited pro forma condensed combined statement of operations have been prepared based on Hyperion’s and BUPHENYL Product Line’s historical financial information, giving effect to the acquisition and related adjustments described in these notes, and is presented as if the acquisition had occurred on January 1, 2012.

BUPHENYL has not historically been accounted for as a separate entity, subsidiary or division of Medicis. While BUPHENYL Product Line’s historical financial results have been derived from the accounting records of Ucyclyd and other Medicis subsidiaries (and Valeant and its subsidiaries for periods subsequent to Valeant’s acquisition of Medicis) using historical results of operations which includes revenues and direct expenses, including certain allocated expenses, of the BUPHENYL product line. The historical financial information does not necessarily represent the revenues and direct expenses as if BUPHENYL had been operating as a separate, stand-alone entity during the period presented.

2.	Pro Forma Adjustments

The following are the pro forma adjustments as reflected into Hyperion’s Pro Forma Condensed Combined Statement of Operations:

A.	Represents nonrecurring transaction related expenses incurred by Hyperion totaling $0.4 million for the six months ended June 30, 2013.

B.	Reflects the pro forma amortization expense adjustment based on an estimated useful life of 10 years based on the economic benefit as calculated using future projected cash flows.

C.

In connection with the allocation between the BUPHENYL acquisition and Ucyclyd's exercise of its retention option, the Company recorded a gain of approximately $31.1 million. The amount of gain is comprised of (i) fair value of BUPHENYL of $20.4 million and (ii) net cash received from Ucyclyd of $10.9 million off-set by (iii) the $0.3 million carrying value of the option to purchase the rights to BUPHENYL and AMMONUL. The following table summarizes the results of the Company's allocation (in thousands):

Ucyclyd’s retention option amount	$32,000
Amount due to Ucyclyd for BUPHENYL product rights	(19,000)
Amount due to Ucyclyd for inventory	(2,038)
Net payment received from Ucyclyd	10,962
Option to purchase the rights to BUPHENYL and AMMONUL	(283)
Fair value of BUPHENYL (D)	20,400
Gain from settlement of retention option	$31,079

D.

The fair value of purchase consideration was estimated based upon the fair value of assets acquired. The estimated fair value attributed to the BUPHENYL product rights was determined on a discounted forecast of the estimated net future cash flows to be generated from the product rights and has an expected useful life of 10 years. The following table summarizes the provisional allocation of purchase price to the fair values of the assets acquired as of the acquisition date (in thousands):

Inventories	$3,900
BUPHENYL product rights	16,500
Total	$20,400